Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated April 10, 2014

Relating to Preliminary Prospectus Dated March 31, 2014

Registration No. 333-194467

Phibro Animal Health Corporation

This free writing prospectus relates to the initial public offering of shares of Class A common stock of Phibro Animal Health Corporation and should be read together with the preliminary prospectus dated March 31, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our Class A common stock. This free writing prospectus amends the risk factor reproduced below by adding third paragraph:

We have manufacturing facilities located in Brazil and a portion of our sales and earnings is attributable to products produced and operations conducted in Brazil.

Our Brazilian manufacturing facilities and local operations accounted for 19% and 17% of our consolidated assets, as of June 30, 2013 and December 31, 2013, respectively, and 23% and 23% of our consolidated net sales for the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. We maintain manufacturing facilities in Brazil, which manufacture virginiamycin, semduramicin and nicarbazin. Our Brazilian facilities also produce Stafac®, Aviax®, Aviax Plus™, Coxistac™, Nicarb® and Terramycin® granular formulations. A substantial portion of the production is exported from Brazil to major world markets. Accordingly, our Brazilian operations are dependent on foreign markets and the ability to reach those markets.

Our business, financial condition and results of operations in Brazil may be adversely affected by factors outside of our control, such as currency fluctuations, energy shortages and other political, social and economic developments in or affecting Brazil.

For example, the Brazilian government has recently adopted legislation that would effectively impose a social tax on our operations in Brazil by eliminating a lower tax rate that we benefited from as of January 1, 2013. We believe that we are well positioned to challenge the constitutionality of the legislation eliminating the applicability of the lower tax rate. If our challenge is not successful, the amount of additional social tax for the period from the January 1, 2013 effective date through March 31, 2014 would be approximately $1.3 million.

Phibro Animal Health Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Phibro Animal Health Corporation has filed with the SEC for more complete information about Phibro Animal Health Corporation and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from: BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, New York 10038, or by email: dg.prospectus_requests@baml.com, Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, and Barclays, (c/o Broadridge Financial Solutions) 1155 Long Island Avenue, Edgewood, New York 11717, via telephone: +1 (888).603-5847 or by email: Barclaysprospectus@broadridge.com.